FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Annexure

Item 1

OTHER NEWS

Sub: Appointment of Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

This is to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Mr. Hari L. Mundra (DIN:00287029) as an Additional (Independent) Director of the Bank with effect from October 26, 2018 for a period of 5 years, subject to the approval of shareholders.

We affirm that Mr. Mundra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Please take the above information and annexure to the letter pursuant to the requirements of Regulation 30 of SEBI (Listing obligations and disclosure requirements), 2015 on record.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Annexure

Reason for change	Appointment
Date of appointment	October 26, 2018
Disclosure of relationships between directors	He is not related to any other director of the Bank.

Brief Profile:

Mr. Hari L. Mundra worked with Hindustan Lever Limited for about 24 years since 1971 till 1995 in two countries viz. India and Indonesia and three businesses (Personal products, detergents and Exports) in various positions, both in Financial & General Management areas such as Company Treasurer in Charge of Corporate Finance & Taxation and Group Commercial Controller, Detergents. In 1990, Mr. Mundra was appointed to the Managing Committee/Board of Hindustan Lever as the youngest member, in charge of Detergents Commercial. Later, as Executive Director, he took charge of Lever’s Exports Business as part of the Lever Board.

In 1995, Mr. Mundra joined the RPG Group, as Member of its Group Management Board in the dual capacity of the Group Chief Financial Officer as well as President and Chief Executive of Carbon Black business.

In January 2002, Mr. Mundra joined Wockhardt Group as Executive Vice Chairman of Wockhardt Limited taking charge of its domestic pharma business.

In Sept 2003, Mr. Mundra joined the Essar Group as Deputy Managing Director and Director – Finance of Essar Oil Ltd and was mainly responsible for the Company’s resurrection and financial revival.

After turning around Essar Oil, Mr. Mundra, post his super-annuation, decided to serve the social cause and joined, in January 2008, the National Managing Committee of Indian Cancer Society, a non-profit NGO, as its Joint Managing Trustee and Honorary Treasurer and led its revival as the premier anti-cancer institution of the country. He continues to be an Advisor and Trustee of ICS.

During 2009-13, he was the Global Financial Advisor of the Wockhardt Group and contributed significantly to its dramatic revival and growth. He has also served as a Senior Advisor to Hospira, USA.

Mr. Mundra is the Chairman of Future Focus Infotech Pvt. Ltd. and serves as Independent Director on the Boards of CEAT Limited, Allcargo Logistics Limited (Chairman of Nomination & Remuneration Committee) and Tata AutoComp Systems Ltd (Chairman of Audit Committee).

As from 2008-2009, he has also become the Visiting Professor at IIM, Ahmedabad for the MBA students, in the Finance faculty and has been teaching at IIMA for the last 10 years. His elective course deals with Applied Business Finance- a Course on Financial wisdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 26, 2018	By:	/s/ Vivek Ranjan

			Name :	Mr. Vivek Ranjan

			Title :	Chief Manager